                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.   20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                          (Amendment No. _______________)*

                          Information Storage Devices, Inc.
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                     Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                        456753
--------------------------------------------------------------------------------
                                   (CUSIP Number)

                                  Ding-Yuan Yang
                          Winbond Electronics Corporation
                             No. 4 Creation Road III
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                                011-886-35-770066
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                     May 12, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).


 CUSIP No. 456753                13D                      Page 2 of 10 Pages

 1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

            Winbond Int'l. Corporation

 2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /

 3)   SEC Use Only

 4)   Source of Funds (See Instructions)

            WC

 5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 6)   Citizenship or Place of Organization

            British Virgin Islands

      Number of     (7)  Sole Voting Power
       Shares                                                       --
    Beneficially    (8)  Shared Voting Power                       490,000

       Owned by     (9)  Sole Dispositive Power
    Each Reporting                                                  --
      Person with   (10) Shared Dispositive Power                  490,000


 11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                490,000

 12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/
       (SEE Instructions)

 13)   Percent of Class Represented by Amount in Row (11)

                                4.979%

 14)   Type of Reporting Person (See Instructions)

            CO


 CUSIP No. 456753                13D                      Page 3 of 10 Pages

 1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Peaceful River Corp.

 2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /

 3)   SEC Use Only

 4)   Source of Funds (See Instructions)

            WC

 5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 6)   Citizenship or Place of Organization

            British Virgin Islands

      Number of     (7)  Sole Voting Power
       Shares                                                       --
    Beneficially    (8)  Shared Voting Power                       255,000

      Owned by      (9)  Sole Dispositive Power
    Each Reporting                                                  --
     Person with    (10) Shared Dispositive Power                  255,000


 11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                255,000

 12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/
       (SEE Instructions)

 13)   Percent of Class Represented by Amount in Row (11)

                                2.591%

 14)   Type of Reporting Person (See Instructions)

            CO


 CUSIP No. 456753                13D                      Page 4 of 10 Pages

 1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Pigeon Creek Holding Co., Ltd.

 2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /

 3)   SEC Use Only

 4)   Source of Funds (See Instructions)

            WC

 5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 6)   Citizenship or Place of Organization

            British Virgin Islands

      Number of       (7)  Sole Voting Power
       Shares                                                       --
    Beneficially      (8)  Shared Voting Power                     483,000

       Owned by       (9)  Sole Dispositive Power
    Each Reporting                                                  --
      Person with     (10) Shared Dispositive Power                483,000

 11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                483,000

 12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/
       (SEE Instructions)

 13)   Percent of Class Represented by Amount in Row (11)

                                4.908%

 14)   Type of Reporting Person (See Instructions)

            CO


 CUSIP No. 456753                13D         Page 5 of 10 Pages

  1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Winbond Electronics Corporation

  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /

  3)   SEC Use Only

  4)   Source of Funds (See Instructions)

            WC

  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  6)   Citizenship or Place of Organization

            Republic of China in Taiwan

      Number of       (7)  Sole Voting Power
       Shares                                                       --
    Beneficially      (8)  Shared Voting Power                   1,228,000

       Owned by       (9)  Sole Dispositive Power
    Each Reporting                                                  --
      Person with     (10) Shared Dispositive Power              1,228,000

  11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,228,000

  12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/
        (SEE Instructions)

  13)   Percent of Class Represented by Amount in Row (11)

                                12.478%

  14)   Type of Reporting Person (See Instructions)

            CO

 INTRODUCTION

     This Statement constitutes the initial filing of Winbond Int'l. Corporation ("WIC"), Peaceful River Corp. ("PRC"), Pigeon Creek Holding Co., Ltd. ("PCH") and Winbond Electronics Corporation ("WEC") (collectively, "Winbond") with regard to the acquisition by Winbond of shares of common stock of Information Storage Devices, Inc. ("ISD") on the open market, which has resulted in Winbond's beneficial ownership of more than five percent (5%) of the outstanding shares of common stock of ISD. According to ISD's Form 10-K/A filed with the Securities and Exchange Commission on May 8, 1998, there were 9,842,068 shares of ISD common stock, no par value, outstanding as of February 28, 1998.

 ITEM 1     SECURITY AND ISSUER.

            This Statement relates to the common stock of ISD (the "ISD Common Stock"). The ISD Common Stock trades on the Nasdaq National Market System (NMS). ISD's principal executive offices are located at:
            2045 Hamilton Avenue, San Jose, California 95125. ISD's telephone number is: (408) 369-2400.

 ITEM 2     IDENTITY AND BACKGROUND.

            (a-c) This Statement is filed by WIC, PRC, PCH, and WEC, as a group. The attached Exhibit 1 provides the full name, place of organization, principal business and address of the principal office of each of WIC, PRC, PCH and WEC as well as the following information with respect to each director and/or executive officer of WIC, PRC, PCH and WEC: (i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                  WIC, PRC and PCH are the record owners of the ISD Common Stock acquired by Winbond. All three companies are wholly-owned subsidiaries of WEC. Therefore, WEC is included in this Statement due to its beneficial ownership of the ISD Common Stock acquired by WIC, PRC and PCH. Other than the shares of ISD Common Stock for which this Statement is filed, none of the reporting persons beneficially owns any other shares of ISD Common Stock.

              (d) None of WIC, PRC, PCH, WEC or any individual named on
                  Exhibit 1, to the best knowledge of each of them, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) None of WIC, PRC, PCH, WEC or any individual named on
                  Exhibit 1, to the best knowledge of each of them, was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

              (f) The citizenship and jurisdiction of organization for each reporting person and each officer and director is set forth in
                  Exhibit 1.

 ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            WIC, PRC and PCH have funded their purchases of ISD Common Stock with working capital.

 ITEM 4.    PURPOSE OF TRANSACTION.

            The purpose of the purchase by Winbond of the ISD Common Stock is to acquire a significant minority interest in ISD. Winbond has not had any discussions with ISD's management concerning Winbond's purchase of ISD Common Stock or any role that Winbond might have in the management of ISD or the determination of the business policies and strategies of ISD. Winbond may be considered more than a passive investor and may seek to influence the management and direction of ISD, including through representation on the board of directors.

            WEC and ISD are parties to a non-disclosure agreement dated as of April 1, 1996 regarding the exchange of confidential information pertaining to certain flash memory technology. WEC and ISD also are parties to a Foundry Supply Agreement dated as of May 28, 1997 regarding ISD's purchase from Winbond of wafers used in semiconductor fabrication. That agreement was preceded by a non-binding letter of intent signed by WEC and ISD in March
            1996. Foundry manufacturing services and exchanges of technical information between WEC and ISD are ongoing. There are no contracts or agreements between any of the Winbond group and ISD with respect to shares of ISD Common Stock.

            Subject to applicable legal requirements and the factors referred to below, Winbond may purchase from time to time in the open market or in privately negotiated transactions additional shares of ISD Common Stock. In determining whether to purchase additional shares of ISD Common Stock and in formulating any plan or proposal to influence or control ISD, Winbond intends to consider various factors, including ISD's financial condition, business and prospects, other developments concerning ISD, the reaction of ISD to Winbond's ownership of shares of ISD Common Stock, price levels of the ISD Common Stock, other opportunities available to Winbond, developments with respect to Winbond's business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, Winbond may determine to dispose of all or a portion of its shares of ISD Common Stock.

 ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a) WEC is the beneficial owner of 1,228,000 shares of ISD Common Stock representing approximately 12.478% of the outstanding shares of ISD Common Stock. These figures also represent the aggregate beneficial ownership of ISD Common Stock of the Winbond group.
            Each of the members of the Winbond group is the record owner of the following number of shares and class percentage of ISD Common
            Stock:


            Name   Number of Shares    Percentage
            ----   ----------------    ----------
            WIC       490,000            4.979%

            PRC       255,000            2.591%

            PCH       483,000            4.908%


            (b) WEC shares the voting power and power of disposition for all of the shares listed in Item 5(a). Each of WIC, PRC and PCH shares the voting power and power of disposition with respect to the number of shares set forth opposite its name in Item 5(a) with WEC.

            (c) Individual members of the Winbond group have made the following purchases of ISD Common Stock during the past 60 days. All of such purchases were effected in the open market on the NMS.


                                  Number of Shares
            Purchaser      Date      Purchased           Price per Share
            ---------      ----      ---------           ---------------
            WIC            4/21/98      100,000              $5.8125
            WIC            4/22/98      100,000              $5.7500
            WIC            4/23/98      100,000              $5.8750
            WIC            4/24/98      100,000              $6.1250
            WIC            4/27/98       90,000              $5.8750
            PCH            5/12/98        5,000              $5.5000
            PCH            5/13/98      100,000              $5.7500
            PCH            5/13/98      150,000              $5.7500
            PCH            5/14/98       78,000              $5.7500
            PCH            5/15/98      150,000              $5.7500
            PRC            5/20/98      165,000              $5.8750
            PRC            5/20/98       80,000              $5.8633
            PRC            5/21/98       10,000              $5.8750

            (d) WEC has the power to direct the receipt of dividends and the proceeds of sale of all shares of ISD Common Stock beneficially owned by WEC. WIC, PRC and PCH each has the right to receive dividends and proceeds with respect to the ISD Common Stock that it owns.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            WIC, PRC and PCH are under the common control of WEC and are acting together as affiliates of WEC. There is no contract at present among them or otherwise with any other person with respect to Winbond's acquisition of ISD Common Stock.

 ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT 1.  DIRECTORS AND EXECUTIVE OFFICERS OF WIC, PRC, PCH AND
            WEC.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


WINBOND INT'L CORPORATION              PIGEON CREEK HOLDINGS CO., LTD.


By:/s/ Yung Chin                        By:/s/ Yu-Cheng Chiao
   --------------------------              ---------------------------------
      (Signature)                                  (Signature)

     Yung Chin, President                      Yu-Cheng Chiao, Chairman
------------------------------           ------------------------------------
       (Name and Title)                             (Name and Title)

     May 22, 1998                                 May 22, 1998
------------------------------           ------------------------------------
        (Date)                                      (Date)



PEACEFUL RIVER CORP.                   WINBOND ELECTRONICS CORPORATION


By /s/ Yu-Cheng Chiao                 By /s/ Ding-Yuan Yang
   ---------------------------           -----------------------------------
          (Signature)                                (Signature)

     Yu-Cheng Chiao, Chairman                  Ding-Yuan Yang, President
------------------------------           -----------------------------------
        (Name and Title)                           (Name and Title)

      May 22, 1998                               May 22, 1998
------------------------------           -----------------------------------
          (Date)                                       (Date)